Exhibit 99.2

Millar Western Forest Products Ltd.
Management's Discussion and Analysis



OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K. Our financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 20 to our audited financial statements included elsewhere in this annual report on Form 6-K.


General

Our two operating segments are pulp and lumber. The pulp segment consists of a BCTMP mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of two sawmills located at Whitecourt and Boyle, Alberta, that produce SPF dimension lumber. Our corporate and other activities include management and marketing services provided to the Meadow Lake BCTMP mill and other corporate business.

Our operating results are largely affected by the prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute between Canada and the United States which was resolved by the Softwood Lumber Agreement reached in October, 2006. See note 10 to our audited financial statements for a discussion of the softwood lumber agreement.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, as prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars and we have incurred substantially all of our debt in U.S. dollars. In 2006, approximately 80% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars. In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenue and we have incurred substantially all of our debt in U.S. dollars.

Freight and other distribution costs have an impact on our operating results as the majority of our products are exported. In 2006, approximately 80% of our revenue was derived from shipments to customers outside of Canada. Our ability to compete in the markets to which we export our products is dependent upon efficient and cost effective transportation to such markets.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. We supply our manufacturing operations primarily from fiber resources held under long-term agreements with the Government of Alberta, which provides a secure supply of fiber and stable costs on a sustainable basis. Substantially all of the fiber requirements for our pulp mill and sawmill facilities are supplied by the Millar Western Forest Management Agreement ("FMA"), our provincial quotas and allocations, and multi-year fiber agreements with other forest products companies. We purchase the balance of our fiber requirements in the open market.

Electricity costs represent approximately 25% of our manufacturing costs for pulp and approximately 5% for lumber, and fluctuations in the price of electricity affect our cost of products sold. In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to the operating segments based on electricity consumption.

Results of Operations

The following table sets out our segmented operating and financial results for the periods indicated.

                                                Year ended December 31,
                                      ------------------------------------------
                                          2004           2005           2006
                                      ------------  --------------  ------------
                                                    (in millions)
Revenue
  Lumber..........................      $ 161.9        $ 138.1        $122.7
  Pulp............................        177.5          159.7         176.1
  Corporate and other.............          6.4            6.5           6.5
                                      ------------------------------------------
Total.............................        $345.8       $ 304.3        $305.3
                                      ------------------------------------------
Operating earnings (loss)
  Lumber..........................       $ 20.0        $   2.8        $ 27.2
  Pulp............................         31.2           11.4          25.9
  Corporate and other.............         (9.9)         (10.2)        (12.2)
                                      ------------------------------------------
Total.............................         41.3        $   4.0        $ 40.9
                                      ------------------------------------------

Financing expenses-net............       $(18.3)       $ (17.6)       $(13.6)
Unrealized exchange gain (loss)
on long term debt.................         15.8            7.4           (.1)
Other income (expense) ...........          (.4)          (4.9)         31.2
Income tax (recovery) ............         10.1            4.1         (13.8)
                                      ------------------------------------------

Net Earnings (loss) ..............       $ 28.3        $  (7.0)       $ 44.6
                                      ==========================================



Operating earnings increased by $36.9 million from 2005 mainly as a result of the refund of countervailing and antidumping duties of $31.8 million which was received in December 2006. Sales revenues for the year were impacted by higher pulp prices, lower lumber prices and the continued strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar increased from an average of US $0.83 in 2005 to an average of US $0.88 in 2006. The negative impact of this on our U.S. dollar denominated revenue was partially mitigated by $2.1 million of gains realized on forward exchange contracts during the year.

The positive results in 2006 generated a payment under the Employee Profit Sharing Plan of $4.1 million which has been deducted from operating earnings. The profit sharing plan is based on a percentage of earnings before income tax. In 2005 there was no payment under the plan and in 2004 there was a payment of $2.5 million.




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



Lumber                                              Year ended December 31,
                                            ------------------------------------
                                                2004         2005         2006
                                            ------------------------------------

Production-SPF-mmfbm..........                    358          335         363
Shipments-SPF-mmfbm...........                    354          333         342
Benchmark price-SPF#2&Better-US per mmfbm.    $   394      $   353      $  296

Sales-millions................                $   161.9    $   138.1    $  122.7
EBITDA(1)-millions............                $    27.7    $    11.5    $   35.2
EBITDA margin-%...............                     17            8          29
Operating Earnings-millions...                $    20.0    $     2.8    $   27.2
Capital Expenditures-millions.                     10.0    $    13.7    $   11.1


Lumber production has increased with the addition of small log processing lines at both the Boyle and the Whitecourt operations in the past two years. Additional sorting and drying capacity in Whitecourt has also increased production and improved product quality.

Declining U.S. housing starts in 2006 resulted in depressed demand and significantly lower prices for lumber with the benchmark price falling from $360 per mmfbm at the beginning of the year to $265 per mmfbm at the end of the year. Sales revenue was $15.4 million lower than 2005 and $39.2 million lower than 2004 due to the combined impact of the declining US dollar prices and the strengthening Canadian dollar.

Operating earnings and EBITDA for 2006 includes the $31.8 million refund of softwood lumber duties. The refund was pursuant to the Softwood Lumber Agreement
(SLA) between the Canadian and United States governments which came into effect on October 12, 2006. Under the terms of this agreement, approximately 82% of the duty deposits paid over the period 2002 to 2006 were returned with interest. Also under the agreement, lumber shipments from Alberta to the U.S. became subject to an export tax which rate is variable depending on the Random Lengths Framing Lumber Composite Price ("the reference price") of lumber and the volume of lumber shipped. If the reference price of lumber is over $US 355 per mfbm, the tax rate is zero. The export tax increases as the price of lumber falls and reaches the maximum rate of 15% when the reference price of lumber falls below US $315. The tax rate will be re-determined monthly based on a four week average reference price. Also, if monthly shipments from Alberta exceed a trigger volume based on US lumber consumption, a surge mechanism will cause a 50% increase in the applicable export tax rate for the month. From the date the SLA came into force until the date of this report, our shipments to the U.S. have been subject to a 15% export tax.

In the fourth quarter of 2006, lumber export taxes of $990 thousand were paid on shipments of lumber to the U.S. Also in the fourth quarter, a $1.6 million adjustment was made to reduce the carrying value of lumber inventory to net realizable value.









__________
1 Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization or property, plant and equipment and other assets.


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



Pulp                                             Year ended December 31,
                                        ---------------------------------------
                                            2004           2005           2006
                                        ---------------------------------------

Production-thousands of tonnes......         306           293             298
Shipments-thousands of tonnes.......         299           286             297
Benchmark price-NBSK, US per tonne..       $ 640         $ 646           $ 721
Benchmark price-BEK, US per tonne...       $ 520         $ 587           $ 642

Sales- millions.....................       $ 177.5       $ 159.7         $ 176.1
EBITDA(1)-millions..................       $  37.9       $  18.5         $  34.9
EBITDA margin-%.....................          21            12              20

Operating Earnings-millions.........       $  31.2       $  11.4         $  25.9

Capital Expenditures-millions.......           1.9        $  2.8         $   1.1


Demand for BCTMP was strong for the first nine months of the year resulting in higher shipment volumes and increasing prices. In the fourth quarter, inclement weather and congestion at the port in Vancouver reduced shipments to customers but for the year shipments were up by 11,000 tonnes.

Sales revenue in 2006 was $16.4 million higher than 2005 due to the higher shipments and increased pricing. Revenue was negatively impacted by the rising Canadian dollar as all of our pulp sales are denominated in U.S. dollars.

Power costs in the pulp segment were reduced by $25.7 million as a result of the power purchase rights in 2006. The power purchase rights reduced costs by $18.7 million in 2005 and $11 million in 2004.


Corporate

                                                   Year ended December 31,
                                          --------------------------------------
                                              2004          2005          2006
                                          --------------------------------------

Revenue.......................              $   6.4       $   6.5       $   6.5
EBITDA(1).....................              $  (9.2)      $  (8.3)      $ (10.3)
Operating Loss................              $  (9.9)      $ (10.2)      $ (12.2)
Capital Expenditures..........              $   7.5       $   0.8       $   0.0

Revenue is primarily from the management and marketing contracts with the Meadow Lake Pulp Limited Partnership (MLPLP). In January 2007, the operating assets of MLPLP were sold to a third party and as a result, the revenue generating activities under these contacts have been significantly reduced.

Operating costs are related to providing services under the management and marketing contracts, unallocated general and administrative costs and the employee profit sharing plan. General and administrative costs were $2.2 million lower in 2006 than in 2005 as a result of reduced salary, benefit and travel costs. The employee profit sharing plan resulted in a $4.1 million charge against operating earnings in 2006. There was no employee profit sharing charge in 2005 and in 2004 the amount charged was $2.5 million.



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


Financing Expenses

Financing expenses were lower in 2006 mainly due to the $4.2 million of interest income received on the softwood lumber duty deposits.

Unrealized exchange gain (loss) on long term debt

Long term debt of US$ 190 million was translated at the year end exchange rate of $0.8581 on December 31, 2006, compared to a rate of $0.8585 on December 31, 2005 and 0.8306 on December 31, 2004 resulting in an unrealized loss of $114 thousand in 2006 and an unrealized gain of $7.4 million in 2005.

Other income (expense)

On May, 2006, the company sold its interest in one of two agreements which comprise the power purchase rights and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase respectively, resulting in a gain of $32.7 million, an increase in other assets of $46.9 million and an increase in long term debt of $15.6 million.

On December 28, 2005, the Meadow Lake Pulp Limited Partnership (MLPLP) was granted protection under the Companies Creditors Arrangement Act (CCAA). In 2005, we recorded a $4.3 million provision for loss on amounts receivable from MLPLP and in 2006 we recorded a further provision for loss of $2.3 million as it is unlikely that we will recover any portion of the amount that was outstanding at the time of the CCAA.

Income taxes (recovery)

Operating results for the year were subject to income taxes at the statutory rate of 39.5% in 2006 and 40.6% in 2004 and 2005. The effective tax rate for the year varied from the statutory rate as a result of the manufacturing and processing deduction, the non-taxable portion of the gain on sale of power purchase rights and the refundable portion of income taxes on investment income.

Liquidity and Capital Resources

                                                  As at December 31,
                                    --------------------------------------------
Summary of Financial Position             2004            2005           2006
                                    --------------------------------------------
                                                      (in millions)

Cash.........................          $     96.0       $    43.7      $    65.0
Current Assets...............          $    175.8       $   147.3      $   180.0
Current Liabilities..........          $     41.2       $    46.2      $    50.3
Ratio of Current Assets to Current
Liabilities..................          $      4.3       $     3.2      $     3.6
Long Term Debt...............          $    228.8       $   221.3      $   236.3
Shareholder's Equity.........          $     66.4       $    44.4      $    89.0

In 2006, we replaced our $25 million revolving credit facility with a $30 million revolving facility that expires on May 31, 2009. The facility is subject to a borrowing formula based on accounts receivable and inventory. On December 31, 2006, there was $30 million available under the facility of which $1.8 million was committed for letters of credit.

On December 31, 2006 we had long term debt consisting of US$190 million unsecured senior notes and a new loan of $15.3 million relating to the acquisition of power purchase rights during the year. Interest payments of US$7.4 million are required on the senior notes on May 15th and November 15th each year and the notes are due on November 15, 2013. The power purchase rights loan accrues interest at an effective annual rate of 12% and is repayable in equal blended monthly amounts of $183 thousand until December 31, 2020.


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


Based on our current level of operations, we believe that our cash flows from operations, together with cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, long term debt repayment, capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.



                                                                    Year ended December 31,
                                                        -------------------------------------------------
Selected Cash Flow Items                                      2004            2005            2006
                                                        -------------------------------------------------
                                                                           (in millions)
Operating Activities:
Cash provided before change in working capital..           $    38.4        $   1.6         $   44.2
Change in non-cash working capital..............           $     4.8        $ (21.6)        $  (10.8)
                                                        -------------------------------------------------
                                                           $    43.2        $ (20.0)        $   33.4
                                                        -------------------------------------------------

Investing Activities:
Additions to property plant and equipment.......           $   (19.3)       $ (17.3)        $  (12.2)
Other...........................................           $    (0.3)          --           $    0.4
                                                        -------------------------------------------------
                                                           $   (19.6)       $ (17.3)        $  (11.8)
                                                        -------------------------------------------------

Financing Activities:
Repayment of long term debt.....................                --             --           $   (0.3)
Dividends.......................................                --          $ (15.0)            --
                                                        -------------------------------------------------
                                                                --          $ (15.0)        $   (0.3)
                                                        -------------------------------------------------

Increase (decrease) in cash.....................           $    23.6        $ (52.3)        $   21.3
                                                        =================================================



Cash provided from operations in 2006 includes the refund of softwood lumber duties of $31.8 million and interest received on the deposits of $4.1 million.

Working capital increased by $10.8 million in 2006 primarily due to increases in inventory, offset by decreases in accounts receivable and prepaid expenses. Early winter weather in 2006 allowed for more logs to be delivered to the operations facilities during November and December than in previous years and as a result, log inventory was $11.4 million higher at the end of the year in 2006 compared to 2005. Pulp inventory was $4.1 million higher in 2006 because of a purchase of 8,000 tonnes of pulp from the Meadow Lake Pulp Limited Partnership which occurred near the end of the year. The pulp purchased from Meadow Lake is expected to be resold in 2007. Lumber inventories increased by $2.8 million in 2006, after the $1.6 million adjustment to reduce inventory to net realizable value. Lumber inventory volumes increased during the year due to the increased production from the Whitecourt facility and weak market conditions.

Of the $12.2 million of additions to property, plant and equipment in 2006, $10.1 million related to capital projects at the Whitecourt and Boyle sawmills which were completed by the end of 2006.

Commencing in June, 2006, the company is obligated to repay a loan incurred to acquire an increased interest in the power purchase rights. The principal amount repaid in 2006 was $287 thousand. The current portion of the loan due in 2007 is $474 thousand.


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


Research and Development
There are no significant research and development activities to report.

Trend Information
Problems in the U.S. mortgage industry and a large inventory of homes available are expected to continue to depress the U.S. housing market and housing starts are expected to be significantly lower in 2007 compared to previous years. As a result, lumber prices are expected to remain at low levels for most of 2007.

Relatively strong economic growth and demand for paper should sustain pulp prices in the early part of the year however increases in the supply of hardwood pulp coming from new production capacity in South America and Asia may put downward pressure on pulp prices later in 2007.

Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements other than $1.8 million committed for letters of credit under the revolving credit facility.

Tabular Disclosure of Contractual Obligations

The table below summarizes our contractual obligations as at December 31, 2006.


                                                       Payment due by period
                                       ----------------------------------------------------------
                                                          (in $ millions)
                                       ----------------------------------------------------------
Contractual Obligations (1)                       Less than 1                        More than
                                         Total       year      1-3 years  3-5 years    5 years
                                       ----------------------------------------------------------
Long-term debt............               $ 236.8   $   0.5       $  1.1      $ 1.4     $ 233.8
Fixed rate interest(2)....                 133.4      18.9         37.6       37.3        39.6
Power purchase rights.....                 296.8      21.0         38.6       39.0       198.2
                                       ----------------------------------------------------------
Total.....................               $ 667.0   $  40.4       $ 38.6       39.0     $ 198.2
                                       ==========================================================





(1) Contractual obligations means an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms but does not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)  Based on annual  interest  of  US$14.7  million  converted  at a rate of US
     $0.8581.



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


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. These factors all have a significant impact on selling prices and our profitability. The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.


                                                             Estimated impact on
                                       Change in                  operating
                                   realized price(1)             earnings(2)
                               ------------------------  -----------------------
                                                  (in millions)
Pulp(3)...................     US$50/ADMT                          $   15.2
Lumber(4).................     US$50/MFBM                          $   20.2


(1)  Assumed exchange rate of US$0.88 = $1.00.
(2)  Before impact of profit sharing plan.
(3)  Based on annual shipments of 300,000 ADMT.
(4)  Based on annual shipments of 417 MMFBM and export tax of 15%.


Foreign Exchange

We sell the majority of our products outside of Canada in U.S. dollars (80% of 2006 revenue). Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$0.8581 as at December 31, 2006, compared to US$0.8584 as at December 31, 2005. The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, from time to time we enter into foreign exchange forward contracts. We do not hold or issue foreign currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2006, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.5 million.

Interest Rate

The interest rates on our long term debt are fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign currency rates with respect to our U.S. dollar denominated debt.



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